10F-3 REPORT
Date Purchased:	September 11, 2013

Name of Issuer/Issue:	Verizon Communications, FRN,
September 14, 2018

Amount of Purchase:	$66,000

Size of Underwriting:	$1,750,000,000

% of Issue:  0.00377%

Price/Spread:	100%/0.35%
      Fund Net Assets :	Beginning of Period	$73,166,445
                        End of Period		$25,633,407
Check the following which applies to each transaction
reported above (and discuss any
exceptions):
(a)	Fund purchase was made prior to the end of the
first day on
            which any sale was made (or fourth day before
termination,
            if a rights offering).	YES

(b)	Purchase price does not exceed the price paid by
each other
            purchaser of securities in that particular or
any concurrent
            offering (Do not check, in the case of an
Eligible Foreign Offering,
            for any rights to purchase required by law
to be granted to existing
            security holders of the issuer).	YES
(c)	Underwriting was a firm commitment.	YES
(d)	Securities were rated BAA/BBB or above (or, if
the issuer
	of the municipal security has less than three
years existence,
	A or above).	YES

(e)	Amount purchased (by all Adviser managed
trusts combined) is
            not more than 25% of principal amount of
offering.	YES
(f)	Purchase was not made from the Adviser or Sub
Advisor or
            Matrix Capital Group (Distributor) or their
affiliates.	YES
(g)	Purchase was not part of group sale, or otherwise
allocated
	to the account of either the Adviser or Distributor.
YES

No report need be filed if there were no transactions subject to Rule 10f3.
  Fund Net Assets were calculated using Fund Portfolio Analysis reports provided by UMB Fund Services, Inc., to HighMark Portfolio Managers. HighMark did not verify the accuracy of the information.




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